yc

PUBLIC

18006446

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
406

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Battery Streey, 1st Floor
(No. and Street)

| San Francisco | CA | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name – if individual, state last, first, middle name)

| One Market, Landmark, Suite 620 | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

# OATH OR AFFIRMATION

I, Michael Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VERONIKA ANGELINE
Comm. # 2203586
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 7/1/2021
GMN1

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

# Battery East Group, LLC
## Table of Contents
## December 31, 2017

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Battery East Group, LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
February 27, 2018

# Battery East Group, LLC
## Statement of Financial Condition
## December 31, 2017

| | 2017 |
|---|---|
| **Assets** | |
| Cash | $ 1,843,585 |
| Receivable from member | 382 |
| Prepaid expenses and other assets | 345,016 |
| Fixed assets, net of accumulated depreciation and amortization of $204,656 | 763,947 |
| Total Assets | $ 2,952,930 |
| | |
| **Liabilities and Members' Equity** | |
| Accounts payable and accrued expenses | $ 156,952 |
| Deferred rent | 114,116 |
| Total Liabilities | 271,068 |
| | |
| **Members' Equity** | |
| Members' equity | 2,681,862 |
| **Total Liabilities and Members' Equity** | $ 2,952,930 |

The accompanying notes are an integral part of the statement of financial condition.

## 1. Organization and Summary of Accounting Policies

### *Organization and Nature of Business*

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 15 additional states.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the members.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

### *Basis of Presentation*

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### *Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" related to revenue from contracts with customers. This ASU was further amended in August 2015, March 2016, April 2016, May 2016 and December 2016 by ASU No. 2015-14, No. 2016-08, No. 2016-10, No. 2016-12 and No. 2016-20, respectively. The new standard provided a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2017 and will be applied retrospectively. We have not elected early adoption. The Company has evaluated the new guidance and does not expect the adoption of the new standard to have significant impact on the Company's Financial Statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

### *Investment Banking Success Fees/Commission Income*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Success fees and commission income from private placements are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

### *Cash*

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2017, there were no cash equivalents.

### *Fair Value of Financial Instruments*

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The Company has Cash valued at $1,843,585, it is carried as a level 1 input at December 31, 2017.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. The Company has accounts payable valued at $156,952, it is carried as a level 2 input at December 31, 2017.

Level 3 – Unobservable inputs for the assets or liabilities. The Company does not have any level 3 inputs at December 31, 2017.

| | Carrying Value | Fair Value of Instruments at December 31, 2017 Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Assets | | | | | |
| Cash | $ 1,843,585 | $ 1,843,585 | $ - | $ - | $ 1,843,585 |
| Liabilites | | | | | |
| Accounts payable | 156,952 | - | 156,952 | - | 156,952 |
| **Instruments, at fair value** | **$ 2,000,537** | **$ 1,843,585** | **$ 156,952** | **$ -** | **$ 2,000,537** |

### *Accounting Policies for Furniture and Equipment*

The Company has established accounting policies which establish the minimum cost of $750 (capitalization amount) that is used to capitalize assets above certain thresholds. Office equipment and furniture are depreciated over their useful lives of three years to five years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease.

### *Income Taxes*

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no uncertain tax positions as of December 31, 2017.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable.

### *Significant Customers*

For the year ended December 31, 2017, three of the fourteen customers accounted for 61% of total revenue.

### 2. Fixed Assets

During 2017 the Company continued to incur expenditures to improve the layout, infrastructure and décor of their offices in San Francisco. Related capital expenditures included tenant improvements and office furniture and fixtures; the incurred costs increased by $40,991 to total $903,311 as of December 31, 2017.

The components of the Company's fixed assets as December 31, 2017 were as follows:

| | 2017 |
|---|---|
| Furniture and equipment | $ 213,214 |
| Computers and electronics | 39,618 |
| Tenant improvements | 715,771 |
| | 968,603 |
| Less: Accumulated depreciation and amortization | (204,656) |
| Net fixed assets | $ 763,947 |

### 3. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of December 31, 2017:

| | 2017 |
|---|---|
| Prepaid expenses | $ 218,257 |
| Other assets | |
| FINRA flex account | 2,884 |
| Security deposit | 123,875 |
| Total prepaid expenses and other assets | $ 345,016 |

### 4. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the managing members as set forth in the Company's LLC Agreement.

### 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the

timing and amounts of capital withdrawals or dividends paid. At December 31, 2017, the Company had net regulatory capital of $1,572,517, which was $1,554,446 in excess of its minimum required net capital of $18,071 for the year ended December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.0 as of December 31, 2017.

### 6. Commitments

The Company entered into a lease agreement for its new San Francisco office facilities. This lease, which commenced on July 1, 2016 is for a period of 7 years. Under the provisions of this lease no rent was due for the first 4 months of the lease term and in the month of July 2017 and 2018. Starting November 1, 2016 rent at a base rate of $24,375 per month was due and included a 1.93% market value increase per year. A security deposit of $146,250 was paid to the landlord during 2016. Straight-line recognition of the lease under GAAP results in a deferred rent liability of $114,116 as of December 31, 2017.

Minimum future rental payments on this lease subsequent to December 31, 2017 are as follows:

| Year ending December 31 | |
|---|---|
| 2018 | $ 275,697 |
| 2019 | 306,832 |
| 2020 | 312,754 |
| 2021 | 318,790 |
| 2022 | 324,943 |
| Thereafter | 164,024 |
| | $ 1,703,040 |

### 7. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

# Battery East Group, LLC

Annual Audit Report

December 31, 2017